Exhibit

Exhibit Description

99.1	Announcement of the United Microelectronics Corporation’s (the Company) submission period applicable to the ADR holders of the Company

Exhibit 99.1

United Microelectronics Corporation

March 30, 2009

The United Microelectronics Corporation’s (“the Company”) (NYSE:UMC) 2009 Submission Period applicable to ADR holders of the Company for the submission of shareholder proposals and the nomination of directors or independent directors will begin from April 7,2009 and end on April 14, 2009. Any proposal and nomination submitted by ADS holders must be received by the Depositary between April 7 and April 14, 2009. For any enquiry, please contact Citibank Shareholder Services at 1-877-CITI-ADR (248-4237).